INFORMATION CIRCULAR

of

RESPONSE BIOMEDICAL CORPORATION

100-8900 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8
Telephone (604) 456-6010
Facsimile (604) 456-6066

Dated as of May 10, 2006

for the

ANNUAL AND SPECIAL GENERAL MEETING

to be held on June 22, 2006

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of RESPONSE BIOMEDICAL CORPORATION (the "Company") to be used at the annual and special general meeting (the "Meeting") of shareholders of the Company to be held in the Regency E Room at the Hyatt Regency Vancouver, 655 Burrard St., Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on June 22, 2006, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special General Meeting ("Notice of Meeting"). While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Proxy are directors or officers of the Company. A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of Proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another suitable form of Proxy.

A Proxy will not be valid unless the completed, signed and dated form of Proxy is delivered to the offices of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax:1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled commencement of the Meeting.

A shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and (b) delivered either to the offices of Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the Proxy.

EXERCISE OF DISCRETION

The shares represented by any Proxy in favour of the management nominees will, if the instructions contained in the Proxy are certain, be voted on any poll in accordance with the specifications made by the shareholder in the Proxy. In the absence of such direction, it is intended that such shares will be voted for the approval of the items set out in the Proxy. Further, it is intended that such shares will be voted in favour of each of the nominees for election as directors set out therein. The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of mailing or other publication of this Information Circular, the management of the Company knew of no such amendments, variations, or other matters to come before this Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 97,628,943 are issued and outstanding as of the record date for the Meeting: May 10, 2006. All registered shareholders as of May 10, 2006 will be entitled to vote at the Meeting. On a show of hands, each shareholder present in person shall have one vote, and on a poll, each shareholder present in person or by Proxy shall have one vote for every share he holds.

In order to have a quorum for the Meeting, at least one shareholder must be present at the Meeting in person or by Proxy holding not less than 5% of the issued shares entitled to vote.

To the best of the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or direction over, shares of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at May 10, 2006.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the directors and officers of the Company) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provision of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of the Instrument.

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide the tabulation to the Company in advance of the Meeting with respect to the shares represented by the VIFs they receive.

SETTING THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to vote for setting the number of directors of the Company at seven by passing the following resolution:

“IT IS HEREBY RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT the number of directors be set at seven”

ELECTION OF DIRECTORS

The size of the Company's board of directors is currently determined at six. As stated above, it is proposed that the number of directors of the Company for the ensuing year be set at seven. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, the period of time for which each has been a director of the Company, the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations as of May 10, 2006.

Name, Place of Residence and Office(1)	Period Served as Director	Number of Shares Owned(2)	Principal Occupation for Past Five Years(1)
William J. Radvak North Vancouver, BC, Canada Director, President and Chief Executive Officer	Since April 22, 1985	705,011(3)	President of the Company from January 1992 to June 1996. President and COO of the Company from July 1998 to February 2000. President and CEO of the Company from January 2001 to present.
Brian G. Richards North Vancouver, BC, Canada Director, Chief Operating Officer, Secretary	Since March 12, 1987	706,518	Executive Vice President of the Company from February 1994 to January 2005. Chief Operating Officer from January 2005 to present.
Richard J. Bastiani, PhD Los Gatos, CA, USA Director	Since March 30, 2006	Nil	Retired since 1998. Chairman of ID Biomedical Corp. from October 1996 to December 2005. Director of Abaxis, Inc. since 1995.
Richard K. Bear Yarrow Point, WA, USA Director	Since March 30, 2006	Nil	Chief Financial Officer of CRH Medical Corporation from March 2006 to present. Chief Financial Officer of ID Biomedical Corp. from June 2002 to March 2006. Vice President and General Manager of XO Communications, Inc. from September 1995 to May 2002.
Anthony F. Holler, MD Summerland, BC, Canada Director	Since March 30, 2006	1,146,666	CEO and Director of ID Biomedical Corp. from March 1991 to December 2005. Chairman of CRH Medical Corporation from December 2005 to present. Retired since December 2005.
Todd R. Patrick Yarrow Point, WA, USA Director	Since March 30, 2006	1,066,666	President of ID Biomedical Corp. from June 1994 to January 2006. Director of ID Biomedical Corp. from May 2000 to December 2005. Retired since January 2006.
Ian A. Webb Vancouver, BC, Canada Director	Since March 30, 2006	Nil	Partner at the law firm of Bordner Ladner Gervais LLP (and predecessor Ladner Downs). Director of ID Biomedical Corp. from July 1997 to December 2005.

(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of May 10, 2006.

(3)	Includes Mr. Radvak’s prorated portion (54,107 shares) of 216,428 shares held by Westcorp Management Inc., a private company of which Mr. Radvak is a 25% shareholder.

The members of the Company’s compensation committee are Dr. Anthony F. Holler and Todd R. Patrick. The members of the Company's audit committee are Richard K. Bear, Dr. Richard J. Bastiani and Todd R. Patrick.

No proposed director is to be elected pursuant to any arrangement or understanding between the nominee and any other person. Voting securities carrying ten percent of the voting rights attached to any class of voting securities of the Company or of a subsidiary of the Company are not beneficially owned, directly or indirectly, or controlled or directed by any director of the Company and his or her associates and affiliates.

Other than as described below, no director or executive officer of the Company is, or has been within the ten years prior to the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

In September 2001, we experienced difficulty in raising funds as the result of (1) an unexpected delay in the receipt of market clearance from the FDA for our RAMP Reader and Myoglobin Test, and (2) unfavorable financial market conditions. On September 17, 2001, we applied for creditor protection under the Bankruptcy and Insolvency Act (Canada). Following positive discussions with the FDA, we arranged bridge financing in the form of secured loans from three of our directors and one of our shareholders. On October 23, 2001, a proposal to settle outstanding debts was made to our creditors. The proposal was voted on and accepted unanimously by voting creditors on November

5, 2001 and subsequently approved by the British Columbia Supreme Court. Following the receipt of FDA clearance in January 2002 and having made a final settlement payment to creditors on March 13, 2002, we were discharged from creditor protection. William J. Radvak and Brian G. Richards provided bridge financing to the Company and were directors at the time.

No director or executive officer of the Company has, within the ten years prior to the date of this Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid by the Company to the following persons (the "Named Executive Officers"):

  the Company's CEO;
  the Company’s CFO;
  each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and
  any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

As at December 31, 2005, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers: William J. Radvak, President and Chief Executive Officer, Robert G. Pilz, Vice President, Finance and Chief Financial Officer, Dr. Paul C. Harris, Vice President, Research and Development and Dr. Michael R. Groves, Vice President, Sales and Marketing.

Summary of Compensation

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of the Company's three most recently completed financial years:

			Annual Compensation		Long-term Compensation
Name and Principal Position	Years Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
William J. Radvak President and Chief Executive Officer	2005 2004 2003	165,625 125,000 125,000	Nil Nil Nil	Nil Nil Nil	Nil 250,000 Nil	Nil Nil 1,434
Robert G. Pilz Vice President, Finance and Chief Financial Officer(1)	2005 2004 2003	142,500 20,833 Nil	Nil Nil Nil	Nil Nil Nil	225,000 250,000 Nil	Nil Nil Nil
Paul C. Harris, PhD Vice President, Research and Development	2005 2004 2003	175,246 147,883 159,640	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	Nil Nil Nil
Michael R. Groves, PhD Vice President, Sales and Marketing (2)	2005 2004 2003	214,949 23,296 Nil	Nil Nil Nil	Nil Nil Nil	Nil 250,000 Nil	Nil Nil Nil

(1)	Robert G. Pilz was appointed Vice President, Finance and Chief Financial Officer effective November 1, 2004.
(2)	Dr. Michael R. Groves was appointed Vice President, Sales & Marketing effective November 1, 2004.

Long-Term Incentive Plans

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights or restricted share compensation.

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
Robert G. Pilz	75,000 150,000	1.8% 3.7%	0.50 0.52	0.50 0.52	November 1, 2009 July 22, 2010

(1)	The Market Value is calculated as the closing market price of the Company's shares on the TSX Venture Exchange on the day prior to grant date for each option.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year-end value of stock options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($) (1)
William J. Radvak	Nil	Nil	1,290,000 / Nil	92,000 / Nil
Robert G. Pilz	Nil	Nil	118,750 / 356,250	Nil / Nil
Paul C. Harris	Nil	Nil	387,500 / Nil	28,750 / Nil
Michael R. Groves	Nil	Nil	187,500 / 62,500	Nil / Nil

(1)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price. The Value is calculated as the closing market price of the Company's shares as at December 30, 2005 (i.e. financial year end) on the TSX Venture Exchange, which was $0.50, less the exercise price for each option.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the date of the Information Circular, of the Named Executive Officers serving at the end of the most recently completed financial year, Robert G. Pilz has an effective employment agreement and Dr. Michael R. Groves has an effective consulting agreement with the Company. The following is a summary of the agreements and the arrangements with the other Named Executive Officers:

Employment Agreement – William J. Radvak

Effective May 1, 2003, we entered into an employment agreement with William J. Radvak pursuant to which he agreed to provide his services to the Company in the capacity of President & Chief Executive Officer. The term of the agreement expired December 31, 2005. Under the agreement, Mr. Radvak was paid an annual salary of $125,000 and was able, and continues, to participate in the Company’s stock option plan, participate in the Company’s employee medical, dental and life insurance plans, and be reimbursed for reasonable out of pocket expenses. In the event the Company secured sufficient funding to reach positive net cash flow, the agreement provided for the annual salary to be increased to $150,000 effective January 1, 2003. The annual salary was increased to $150,000 effective May 2004, however payment of the increase was involuntarily deferred. To date all deferrals have been paid, but retroactive payments for the period January 2003 to May 2004 have not been made.

Employment Agreement – Robert G. Pilz

Effective November 1, 2004, we entered into a two-year employment agreement with Robert G. Pilz pursuant to which he agreed to provide his services to the Company in the capacity of Vice President, Finance and Chief Financial Officer. Under the agreement, Mr. Pilz is paid an annual salary of $125,000, amended to $160,000 effective July 1, 2005, and is able to participate in the Company’s stock option plan, participate in the Company’s employee medical, dental and life insurance plans, be reimbursed for reasonable out of pocket expenses, as well as earn incentive bonuses for up to 20% of his annual salary. The agreement further provides for a severance payment equal to 6 months salary in the event that Mr. Pilz’s employment is terminated by the Company in breach of the agreement. In the situation where termination of Mr. Pilz is as a result of a change of control of the Company through an unsolicited takeover bid, the severance payment is increased to one year’s salary.

Consulting Agreement – Michael R. Groves, PhD

Effective November 15, 2004, we entered into a consulting agreement with Dr. Michael R. Groves pursuant to which he agreed to provide his services to us in the capacity of Vice President, Sales and Marketing. Under the agreement, Dr. Groves is paid a consulting fee in the amount of US$13,000 per month, payable monthly based on an average of

12 work days per month with additional days paid at a proportional daily rate. Additionally, Dr. Groves is able to participate in our stock option plan, and be reimbursed for reasonable out of pocket expenses. The consulting agreement may be terminated at any time by either Dr. Groves or the Company with 3 months written notice. The contract was amended May 15, 2006, whereby the term was extended from May 15, 2006 to July 15, 2006 with specific services and related fees to be agreed on an ad hoc basis.

Consulting Agreement – Paul C. Harris, PhD

The Company had a consulting contract in effect with Dr. Paul C. Harris under which he was paid a consulting fee of US$117,000 per annum, payable monthly based on an average of 12 work days per month which expired on April 30, 2005. For the months of May through July 2005, Dr. Harris was paid at the same daily rate. For the month of August 2005, Dr. Harris was paid at an agreed rate of US$125 per hour worked. Effective September 1, 2005, Dr. Harris is paid at an agreed rate of US$145 per hour worked. Additionally, he is reimbursed for reasonable out of pocket expenses and participates in the Company’s stock option plan. Confidentiality and ownership of work product provisions survive the term of the expired agreement and are therefore still in effect.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options.

The following table sets out incentive stock options granted during the most recently completed financial year to directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security)	Expiration Date
150,000	0.75	0.69	March 1, 2008
1,900,000	0.52	0.52	July 19, 2008

(1)	The Market Value is calculated as the closing market price of the Company's shares on the TSX Venture Exchange on the date prior to the grant date for each option.

On June 21, 2005 Mr. Ross MacLachlan who had been working as a consultant to the Company joined the board of directors. The Company paid a company wholly owned and controlled by Mr. MacLachlan a maximum of $4,500 per month, which could only be exceeded with authorization by the Company. A total of $27,000 was paid to Mr. MacLachlan for consulting services during 2005 while he was a director of the Company. The Company provided Mr. MacLachlan with thirty (30) days written notice of termination of the agreement on April 18, 2006.

On November 1, 2005 Mr. David Turner who joined the board of directors in June 2005, entered into a consulting agreement with the Company. A total of $19,800 was paid for consulting services during 2005. The Company provided Mr. Turner with thirty (30) days written notice of termination of the agreement on April 18, 2006.

During the year, the Company paid fees totaling $37,000 to Katan Associates International (“KAI”) for financial advisory services for the period January 1, 2005 to June 21, 2005, the period that the Chairman and Managing Partner of KAI, Mr. Stan Yakatan, was a director of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the year ended December 31, 2005, the number of securities authorized for issuance under the Company’s stock option plan which was approved by the shareholders of the Corporation on June 21, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	11,500,000(1)	$0.57	1,392,350
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	11,500,000	$0.57	1,392,350

(1)	This figure represents the total number of options available under the Plan.
(2)

As at December 31, 2005, 10,026,650 options were outstanding with 1,392,350 shares remaining available for future issuance under the Plan, the difference from the total available under the Plan attributable to options exercised.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2005, a shareholder of the Company guaranteed a revolving demand loan credit facility with a Canadian chartered bank. In consideration for providing the loan guarantee, the Company issued non-transferable share purchase warrants to the guarantor which expire on the same date as the guarantee. At December 31, 2005 the following guarantee was in effect:

Guarantor	Relationship to Company	Loan Guarantee US$	Expiry	Warrants Issued	Exercise Price	Warrant Expiry
Mr. Hans E. Moppert	Shareholder	US$1,000,000	June 30, 2006	449,250	$0.42	June 30, 2006

On March 31, 2006, following repayment of the line of credit from the proceeds of financings closed on March 30, 2006 and the exercise of the above share purchase warrants by the guarantor, the line of credit facility was terminated at the request of the guarantor.

Except as noted above, none of the insiders of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such insider or proposed nominee, has any direct or indirect material interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its affiliates, other than as disclosed herein.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director, senior officer, nominee for election as a director, or associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, senior officer, nominee for election as a director or associate or affiliate of any such director, senior officer or proposed nominee, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

The current auditors of the Company are Ernst & Young LLP, Chartered Accountants who were first appointed on June 14, 1995. The shareholders of the Company will be asked to vote in favour of re-appointing Ernst & Young LLP, Chartered Accountants as the auditors of the Company until the next annual general meeting of the Company and authorizing the directors of the Company to fix the remuneration payable to the auditors.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an audit committee, which, at the present time, is comprised of Richard K. Bear (Chair), (independent and financially literate), Dr. Richard J. Bastiani (independent and financially literate) and Todd R. Patrick (independent and financially literate).

The Company must also comply with the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which requires the Company to have a written charter that sets out the duties and responsibilities of its audit committee and to make certain disclosures relating to its audit committee in its Circular. As the Company is a “venture” issuer, it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Audit Committee Charter

The text of the Company’s audit committee charter is attached as Schedule “A” hereto:

Audit Committee Oversight

At no time since the commencement of the Company's most recent completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as follows: Requests for services are normally made by the Company’s Chief Financial Officer to the Chairman of the audit committee; if approved by the Chairman of the audit committee, the request and approval are forwarded to the external auditors; and no matter the source of the request, the external auditors will confirm approval with the Chairman of the audit committee prior to initiating any non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees (3)
2005 2004	$55,750 $49,000	$12,230 $47,000	$10,823 $Nil	$Nil $Nil

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

CORPORATE GOVERNANCE

The following disclosure regarding corporate governance matters is provided pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, and in accordance with Form 58-101F2. The following describes the Company’s corporate governance practices.

Board of Directors

The board of directors of the Company (the “Board”) currently consists of seven directors: Dr. Richard J. Bastiani, Chairman of the Board, William J. Radvak, President and Chief Executive Officer (“CEO”) of the Company, Dr. Anthony F. Holler, Todd R. Patrick, Richard K. Bear, Ian A. Webb and Brian G. Richards, Corporate Secretary of the Company.

Dr. Richard J. Bastiani, Dr. Anthony F. Holler, Todd R. Patrick, Richard K. Bear and Ian A. Webb are independent directors as defined in NI 58-101 and MI 52-110. Executive officers are deemed to be not independent of the Company. William J. Radvak, as President and CEO and Brian G. Richards, Chief Operating Officer and Corporate Secretary, are officers and are therefore not independent.

The Board meets at least four times a year for a formal board meeting. In addition, management provides updates when appropriate to the Board between Board meetings. Depending on the level of activity of the Company, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company's affairs.

Non-management directors met from time to time when appropriate without the presence of management directors.

Where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence, including supervision over and review of performance of management. The composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs (three are past Presidents or CEO's of public technology companies). As a result, these Board members are able to provide significant and valuable independent supervision over management.

Board Committees

To assist in the discharge of its responsibilities, the Board has designated three committees: an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee.

The Board makes every effort to ensure these committees are staffed with at least a majority of independent Directors.

The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees.

The Audit Committee is composed of Richard K. Bear (Chair), Dr. Richard J. Bastiani and Todd R. Patrick, all of who are independent directors. All of these members, through their extensive experience, are financially literate. The Audit Committee oversees the Company’s financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems. The Company has a written a charter which sets out the duties and responsibilities of its audit committee. The text of the Company’s Audit Committee Charter is attached as Schedule "A" hereto.

The Compensation Committee is composed of Dr. Anthony F. Holler (Chair) and Todd R. Patrick. All members are independent directors. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The committee:

  reviews the performance of the CEO and is responsible for succession planning for the CEO position, reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks, and monitors succession planning for senior management.

The Nomination and Corporate Governance Committee of the Company is currently composed of Ian A. Webb (Chair), Dr. Anthony F. Holler, Todd R. Patrick and Richard K. Bear, all of who are independent directors. The committee:

  identifies and recommend candidates for election to the Board in consultation with the CEO, makes recommendations relating to the duties and membership of committees of the Board, advises the Board on all matters relating to corporate governance directorship practices, including the criteria for selecting directors, and policies relating to tenure and retirement of directors, recommends processes to evaluate the performance and contributions of individual directors and the Board as a whole and approve procedures designed to provide that adequate orientation and training are provided to new members of the Board, monitors the effectiveness of the committees of the Board and ensure that all of the required committees are put in place, assists management in establishing a succession plan for all senior officers, develops policies to govern the Company’s approach to corporate governance issues, and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, reviews the size of the Board, its composition and its efficiency in order to make the necessary corrections in relation to the long-term needs of the Company and in accordance with the strategic development plan of the Company, and ensures that the Company's policies on continuous disclosure and communications with analysts are updated as required and are provided to all new directors and management.

Position Descriptions

The Chairman of the Board is responsible for ensuring that the Board discharges its responsibilities, scheduling and chairing regular meetings of the Board, chairing shareholder meetings and ensuring all Board members have the full opportunity to participate in issues coming before the Board. The CEO’s responsibilities include ensuring that shareholder value is enhanced through development and execution of the Company’s strategic plan, business development and intellectual property development objectives.

Directorships

The following directors of the Company are also directors of other reporting issuers in Canada as set out below:

Name of Director	Position	Name of Reporting Issuer
Richard J. Bastiani, PhD	None	None
Richard K. Bear	None	None
Anthony F. Holler, MD	Chairman of the Board Director	CRH Medical Corporation Corriente Resources, Inc.
Todd R. Patrick	None	None
Ian A. Webb	None	None

Orientation and Continuing Education

Management has provided educational presentations and facilities tours to new Board members. In addition, the Company has developed a Board Manual, which outlines the salient information about the Company necessary for directors to serve effectively. Most Board meetings are held at the Company’s premises, often including presentations by various functional areas, to give Board members additional insight into the business. The Company supports and encourages Board members to engage in ongoing director’s education in particular areas to maintain the skill and knowledge necessary to effectively perform their duties.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, officers and employees. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.

As part of our Code, our directors, officers and employees are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about the Company.

Nomination of Directors

Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Nomination and Corporate Governance Committee in consultation with the CEO. Proposals put forth by the Nomination and Corporate Governance Committee, the Board and management are considered and discussed. If a candidate looks promising, the Nomination and Corporate Governance Committee will conduct due diligence on the candidate and if the results are satisfactory, the candidate is invited to join the Board.

Compensation

The CEO's compensation is determined by non-management members of the Board, based on the recommendation of the Compensation Committee of the Board formed to conduct research into compensation matters and make a recommendation to the Board.

Compensation for Board members is determined by the Board as a whole and in accordance with industry norms with the assistance, where appropriate, of the Compensation Committee.

Other Board Committees

The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the financial year ended December 31, 2005, the Company did not designate any ad hoc committees.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Shareholder Approval of Amendment to Stock Option Plan

The Company has a stock option plan that was approved by the shareholders of the Company on June 19, 1996 (the "1996 Plan"). The 1996 Plan was adopted for a term of 10 years, so the Company was not able to grant new stock options under the 1996 Plan subsequent to April 18, 2006. In addition, the Company desired to make certain changes to its stock option plan to (i) effectively increase the number of shares available for the granting of stock options, and (ii) add provisions allowing for grants to be made to United States residents on a tax beneficial basis, among other things. As a result, on May 3, 2005, the Board approved the adoption of a new stock option plan (the “Plan”) that was approved by shareholders on June 21, 2005.

The Plan benefits shareholders by enabling the Company to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts. The purpose of the Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.

In order to grant options to retain and attract key employees and maintain an adequate pool of shares for the Plan, the Company proposes to amend the Plan to increase the number of shares available under the Plan from 11,500,000 shares to 13,500,000 shares, subject to regulatory approval.

As of May 10, 2006, the Company has 8,801,675 options outstanding and a net total (options available under the Plan less granted plus those cancelled, forfeited, expired, or otherwise recaptured since inception of the 1996 Plan) of 1,076,300 options available for grant under the Plan. The number of shares available under the Plan after the proposed increase, of 13,500,000 would be 13.8% of the issued share capital as of the date hereof.

The TSX Venture Exchange requires that an increase in the aggregate number of shares that may be issued under the Plan be approved by the affirmative votes of a majority of the shareholders of the Company other than insiders and their associates to whom options may be granted under the Plan and who therefore may have an interest in this matter.

The shareholders of the Company will be asked at the Meeting to approve the amendment to the Plan by passing the following ordinary resolution:

“IT IS HEREBY RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Stock Option Plan of the Company be amended such that the aggregate number of shares that may be issued under the Stock Option Plan of the Company be increased from 11,500,000 to 13,500,000 and the board of directors of the Company be authorized, without further approval of the shareholders, to make any further amendments to the Plan as may be required by the TSX Venture Exchange.”

A copy of the Plan, as amended, will be available at the Meeting and can be obtained upon request to the Secretary of the Company. To receive a copy of the Plan, please contact: Corporate Secretary, Response Biomedical Corporation, 100-8900 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the most recent fiscal year.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company’s Secretary at 100-8900 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8; Telephone (604) 456-6010; Facsimile (604) 456-6066; Email: bricher@responsebio.com.

OTHER BUSINESS

The management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting and this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote with regard to those matters in accordance with their best judgement.

DATED at Vancouver, British Columbia, the 10th day of May 2006.

BY ORDER OF THE BOARD
OF DIRECTORS

/s/ Brian G. Richards
Brian G. Richards
Director

SCHEDULE “A”

Response Biomedical Corporation
(the “Company”)\
(a Venture Issuer)

AUDIT COMMITTEE CHARTER

(Adopted by the Board of Directors on April 27, 2005)

A. PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal financial controls and audit functions and the performance of the independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Board, as representatives of the shareholders, retains the authority and responsibility to select, evaluate and where appropriate, recommend replacement of the Company’s external auditor, subject to the right of shareholders to appoint and remove the auditor.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board.
2.	The majority of the Committee members shall be independent as defined by the Ontario Securities Commission Companion Policy to Multilateral Instrument 52-110 Audit Committees.
3.

All Committee members shall be financially literate, as defined by the Ontario Securities Commission Companion Policy to Multilateral Instrument 52-110 Audit Committees, or if recently appointed, become financially literate within a reasonable period.

4.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.
6.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers necessary or advisable in order to perform its duties and responsibilities.

8.	Meetings of the Committee shall be conducted as follows:
(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and
(c) management representatives may be invited to attend all meetings except private sessions with the external auditors.
9.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C. ROLES AND RESPONSIBILITIES

1.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:
	(a)	To oversee the work of the external auditors who shall report directly to the Committee;
	(b)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;
	(c)	to review and pre-approve the fee, scope and timing of audits and reviews;
	(d)	to pre-approve any non-audit engagements between the external auditors and the Company;
	(e)	review the audit plan of the external auditors prior to the commencement of an audit;
	(f)	to review with the external auditors, upon completion of their audit:
		i)	contents of their report;
		ii)	scope and quality of the audit work performed;
		iii)	adequacy of the Company's financial and auditing personnel;
		iv)	co-operation received from the Company's personnel during the audit;
		v)	internal resources used;
		vi)	significant transactions outside of the normal business of the Company;
vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and viii)the non-audit services provided by the external auditors;

	(g)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles;
	(h)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and
	(i)	to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management.
2.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:
(a)

review the appropriateness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to accounting, information systems and financial controls, management reporting and risk management;

	(b)	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;
	(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company;
	(d)	establish procedures for:
		i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
		ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
	(e)	review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors or internal audit staff1 have been implemented.
3.	The Committee is also charged with the responsibility to:
	(a)	review the Company's quarterly financial statements, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;
	(b)	review and approve the financial sections of:
		i)	the annual report to shareholders;
		ii)	the annual information form;
		iii)	annual and interim MD&A;
		iv)	offering memorandums and prospectuses;
		v)	news releases discussing financial results of the Company; and
		vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

________________________

1 Although the Corporation does not have a dedicated internal audit staff, there may be internal audits conducted by ad hoc teams to audit internal controls, certain quality systems and other business processes that impact the integrity of the Company’s financial statements.

(c)	review regulatory filings and decisions as they relate to the Company's consolidated financial statements;
(d)	review the minutes of any audit committee meeting of subsidiary companies;
(e)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements; and

(f)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information.

Note: This charter is appropriate for the Company as a Venture Issuer whereby the Company is exempt from certain requirements in Parts 3 and 5 of OSC Multilateral Instrument 52-110 Audit Committees. Upon listing on the TSX or a U.S. exchange such as the Small Cap Nasdaq, but excluding the OTB Bulletin board, the Board will be required to amend this charter to comply with these additional requirements related to composition of the audit committee and reporting obligations.